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                                     [LETTERHEAD]


                                                For Further Information
                                                Richard L. Wellek,
NEWS RELEASE                                    President and CEO, or
                                                Richard A. Nunemaker,
                                                Vice President, Finance, and CFO
                                                (630) 420-0400

FOR IMMEDIATE RELEASE
TUESDAY, AUGUST 19, 1997


                              VARLEN CALLS 6-1/2 PERCENT


                         CONVERTIBLE SUBORDINATED DEBENTURES


NAPERVILLE, IL, August 19, 1997 - Varlen Corporation (NASDAQ:VRLN) today announced its intention to redeem for cash all of the company's 6-1/2 percent convertible subordinated debentures due in 2003 (the "Debentures"), which currently trade on the Nasdaq SmallCap Market (VRLNG).

As of August 18, 1997, the principal amount of the Debentures outstanding totaled $54,695,000. The Debentures will be redeemed on September 4, 1997 (the "Redemption Date"), at a redemption price of $1,039.00 per $1,000.00 principle amount of Debenture plus accrued and unpaid interest of $16.79 to, but not including the Redemption Date, for an aggregate cash redemption price of $1,055.79 per $1,000.00 principal amount of Debentures.

Notice of redemption will be mailed to all holders of the Debentures as of August 12, 1997, on August 20, 1997.

In lieu of redemption, Debenture holders may elect to convert Debentures into Varlen common stock prior to the close of business at 5:00 p.m. New York City time on September 3, 1997. The holders may convert the Debentures into Varlen common stock at the conversion price of $22.5893 per share, which equals approximately 44.2688 shares of common stock per $1,000.00 principal amount of Debentures. Varlen common stock closed at $32.375 per share on August 18, 1997.

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VARLEN CORPORATION
ADD ONE


The company said it entered into a standby purchase agreement under which the firms Donaldson, Lufkin & Jenrette Securities Corporation, Piper Jaffray Inc., and Robert W. Baird & Co. Incorporated have agreed to purchase, at a predetermined price, the number of shares of common stock sufficient to fund cash redemptions, if any. The number of shares the firms purchase will be determined by the aggregate redemption price of Debentures that are not converted into Varlen common stock.

If all of the Debentures are converted into common stock, about 2.42 million additional common shares will be issued by the company. Varlen currently has approximately 6.43 million shares outstanding. Since the issuance of the Debentures in 1993, the company has reported its earnings on a fully-diluted basis.




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